                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
         TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                       FOR THE QUARTER ENDED JUNE 30, 2000

                        COMMISSION FILE NUMBER 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              REPUBLIC OF SINGAPORE
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to the legal currency of the United States. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

     Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our new fabrication facility and our joint development agreement with Lucent Technologies, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, changes in the market outlook, customer demands, availability of materials, equipment, manpower and timely regulatory approvals, the availability of financing and the terms thereof and delays in or non-completion of our joint development program with Lucent Technologies could affect the foregoing forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I -- FINANCIAL INFORMATION


Item 1.  Financial Statements

                        CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                            JUNE 30,                   JUNE 30,
                                                        1999        2000          1999         2000
                                                      --------    --------      --------     --------
Net revenue                                           $163,926    $271,382      $294,738     $509,791
Cost of revenue                                        129,130     176,586       247,257      330,926
                                                      --------    --------      --------     --------
Gross profit                                            34,796      94,796        47,481      178,865
                                                      --------    --------      --------     --------

Operating expenses:
  Research and development                              10,874      17,808        22,955       35,114
  Fab start-up costs                                        --       5,574            --       17,242
  Sales and marketing                                   10,498       7,676        20,568       16,995
  General and administrative                            12,399      22,927        22,701       38,436
  Costs incurred on termination of
   development program                                      --          --         6,500           --
  Stock-based compensation                               1,645         732         3,289        1,841
                                                      --------    --------      --------     --------
    Total operating expenses                            35,416      54,717        76,013      109,628
                                                      --------    --------      --------     --------
Operating income (loss)                                   (620)     40,079       (28,532)      69,237
Equity in loss of CSP                                   (3,283)         --        (5,937)          --
Equity in income (loss) of SMP                          (6,213)        224       (12,051)      (2,028)
Other income                                               329         359           650        2,643
Interest income                                            544      12,969         1,207       20,844
Interest expense                                        (4,473)     (4,090)       (9,094)      (7,787)
Exchange gain (loss)                                      (455)      2,326         5,065        4,125
                                                      --------    --------      --------     --------
Income (loss) before income taxes                      (14,171)     51,867       (48,692)      87,034
Income tax (expense) benefit                               528      (4,242)          172       (8,012)
                                                      --------    --------      --------     --------
Income (loss) before minority interest                 (13,643)     47,625       (48,520)      79,022
Minority interest in loss of CSP                            --      10,336            --       16,756
                                                      --------    --------      --------     --------
Net income (loss)                                     $(13,643)   $ 57,961      $(48,520)    $ 95,778
                                                      ========    ========      ==========   ========

Net income (loss) per share and ADS

Basic net income (loss) per share                     $  (0.01)   $   0.04      $  (0.05)    $   0.07
Diluted net income (loss) per share                      (0.01)       0.04         (0.05)        0.07

Basic net income (loss) per ADS                       $  (0.14)   $   0.43      $  (0.49)    $   0.73
Diluted net income (loss) per ADS                        (0.14)       0.43         (0.49)        0.72

Number of shares (in millions) used in computing:

-- basic net income (loss) per share                     985.9     1,334.1         985.8      1,307.0
-- effect of dilutive options                               --        24.6            --         26.3
                                                      --------    --------      --------     --------
-- diluted net income (loss) per share                   985.9     1,358.7         985.8      1,333.3
                                                      --------    --------      --------     --------

Number of ADS (in millions) used in computing:

-- basic net income (loss) per ADS                        98.6       133.4          98.6        130.7
-- effect of dilutive options                               --         2.5            --          2.6
                                                      --------    --------      --------     --------
-- diluted net income (loss) per ADS                      98.6       135.9          98.6        133.3
                                                      --------    --------      --------     --------

The accompanying notes are an integral part of these condensed consolidated financial statements.


                 CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                        UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN THOUSANDS OF US DOLLARS)

                                                                                AS OF
                                                                     ---------------------------
                                                                     DECEMBER 31,      JUNE 30,
                                                                         1999            2000
                                                                     ------------    -----------
ASSETS
Cash and cash equivalents                                              $  544,996     $1,005,298
Accounts receivable                                                       141,226        146,702
Inventories                                                                33,619         36,038
Other current assets                                                        9,946         14,301
                                                                       ----------     ----------
    Total current assets                                                  729,787      1,202,339
Property, plant and equipment, net                                      1,282,106      1,561,237
Investment in SMP                                                          47,036         65,251
Other non-current assets                                                   73,979         49,499
                                                                       ----------     ----------
    Total assets                                                       $2,132,908     $2,878,326
                                                                       ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                       $  152,401     $  101,334
Current installments of obligations under capital leases                    5,767          6,199
Current installments of long-term debt                                    119,991        148,920
Accrued operating expenses                                                127,147        164,201
Other current liabilities                                                  29,919         40,948
                                                                       ----------     ----------
    Total current liabilities                                             435,225        461,602
Obligations under capital leases, excluding current
 installments                                                               7,822          4,645
Long-term debt, excluding current installments                            423,668        455,998
Other liabilities                                                          67,279         55,401
                                                                       ----------     ----------
    Total liabilities                                                     933,994        977,646
Minority interests                                                         57,164         86,406
Shareholders' equity                                                    1,141,750      1,814,274
                                                                       ----------     ----------
    Total liabilities and shareholders' equity                         $2,132,908     $2,878,326
                                                                       ==========     ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                      CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN THOUSANDS OF US DOLLARS)

                                                                   FOR THE SIX MONTHS ENDED
                                                                 -----------------------------
                                                                   JUNE 30,            JUNE 30,
                                                                     1999                2000
                                                                   --------          ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                  $(48,520)            $95,778
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in loss of CSP                                               5,937                  --
  Equity in loss of SMP                                              12,051               2,027
  Depreciation and amortization                                     142,617             153,567
  Foreign exchange gain on financing activities                      (4,314)             (1,243)
  Minority interest in loss of CSP                                       --             (16,756)
  Loss on disposal of property, plant and equipment                   3,426               3,426
  Stock-based compensation                                            3,289               1,841
  Other                                                              (1,120)             (1,747)
Changes in operating working capital:
  Accounts receivable                                               (14,216)             (6,839)
  Amount due to ST, ST affiliates, CSP and SMP, net                  (7,234)             (3,416)
  Inventories                                                         2,533              (2,419)
  Prepaid expenses                                                   (1,573)               (625)
  Trade accounts payable                                             (2,874)             (1,124)
  Accrued operating expenses                                          2,694              43,213
  Other current liabilities                                           3,152               5,110
                                                                   --------          ----------
Net cash provided by operating activities:                           95,848             270,793
                                                                   --------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                   3,513               8,651
Purchase of property, plant and equipment                           (89,802)           (486,000)
Technology license fees paid                                         (8,500)             (6,180)
Investment in SMP                                                   (19,877)            (20,242)
                                                                   --------          ----------
Net cash used in investing activities:                             (114,666)           (503,771)
                                                                   --------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdrafts                                                      (1,872)                 --
Customer deposits, net                                              (27,001)             (4,861)
Loans from ST and ST affiliates, net                                  1,877                  --
Long term deb
  Borrowings                                                                            122,753
  Repayments                                                         (4,664)            (42,399)
Issuance of shares by the Company, net                                  324             574,869
Issuance of shares by CSP to minority shareholders                       --              45,998
Capital lease payments                                               (2,131)             (2,692)
                                                                   --------          ----------
Net cash provided by (used in) financing activities:                (33,467)            693,668
                                                                   --------          ----------

Net increase (decrease) in cash and cash equivalents                (52,285)            460,690
Effect of exchange rate changes on cash and cash equivalents .          214                (388)
Cash at the beginning of the period                                  99,619             544,996
                                                                   --------          ----------
Cash at the end of the period                                      $ 47,548          $1,005,298
                                                                   ========          ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000


1.  Business and Organization

     Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities, all of which are located in Singapore. The Company is currently in the process of constructing a sixth fabrication facility in Singapore. Fabs 1, 2 and 3 are wholly-owned by the Company. Fab 5 is operated by Silicon Manufacturing Partners, known as SMP, which is jointly-owned with Lucent Technologies Microelectronics Pte Ltd. Fab 6, known as Chartered Silicon Partners, or CSP, is jointly-owned with an affiliate of the Government of Singapore and a subsidiary of Agilent Technologies B.V. Fab 7, which is also wholly-owned by the Company, is currently under construction.

     We were incorporated in Singapore in 1987. As of June 30, 2000, we were 61.0% owned by Singapore Technologies Pte Ltd, or ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.  Basis of Presentation

     The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended
December 31, 1999.


3.  Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant transactions among the parent and consolidated affiliates have been eliminated.


4.  Investment in CSP and SMP

     The equity accounting method is applied for the investment in SMP as well as for the investment in CSP for the period prior to October 1, 1999.


5.  Contingencies

     As is typical in the semiconductor industry, the Company has from time to time received communications from third parties asserting patents that cover certain of the Company's technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses for use in its business and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

     The Company has accrued a liability for, and charged to its results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $10.6 million as of June 30, 2000. No assurance can be given that such provisions are adequate.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:


                                                     THREE MONTHS ENDED          SIX MONTHS ENDED
                                                           JUNE 30,                  JUNE 30,
                                                     1999          2000          1999        2000
                                                     -----         -----         -----       -----
                                                            (AS A PERCENTAGE OF NET REVENUE)
Net revenue                                          100.0%        100.0%        100.0%      100.0%
Cost of revenue                                       78.8          65.1          83.9        64.9
                                                     -----         -----         -----       -----
Gross profit                                          21.2          34.9          16.1        35.1
                                                     -----         -----         -----       -----
Operating expenses:
 Research and development                              6.6           6.6           7.8         6.9
 Fab start-up costs                                     --           2.1            --         3.4
 Sales and marketing                                   6.4           2.8           7.0         3.3
 General and administrative                            7.6           8.4           7.7         7.5
 Costs incurred on termination of
  development program                                   --            --           2.2          --
 Stock-based compensation                              1.0           0.3           1.1         0.4
                                                     -----         -----         -----       -----
    Total operating expenses                          21.6          20.2          25.8        21.5
                                                     -----         -----         -----       -----
Operating income (loss)                               (0.4)         14.7          (9.7)       13.6
Equity in loss of CSP                                 (2.0)           --          (2.0)         --
Equity in income (loss) of SMP                        (3.8)          0.1          (4.1)       (0.4)
Other income                                           0.2           0.1           0.2         0.5
Interest income                                        0.3           4.8           0.4         4.1
Interest expense                                      (2.7)         (1.5)         (3.0)       (1.5)
Exchange gain (loss)                                  (0.3)          0.9           1.7         0.8
                                                     -----         -----         -----       -----
Income (loss) before income taxes                     (8.7)         19.1         (16.5)       17.1
Income tax (expenses) benefit                          0.3          (1.6)          0.0        (1.6)
                                                     -----         -----         -----       -----
Income (loss) before minority interest                (8.4)         17.5         (16.5)       15.5
Minority interest in loss of CSP                        --           3.9            --         3.3
                                                     -----         -----         -----       -----
Net income (loss)                                     (8.4)%        21.4%        (16.5)%      18.8%
                                                     =====         =====         =====       =====


Three months ended June 30, 1999 and June 30, 2000

     Net revenue. Net revenue grew 65.6% from $163.9 million for the three months ended June 30, 1999 to $271.4 million for the three months ended June 30, 2000. The increase in revenue was due primarily to higher shipments, improved customer and product mix, and enhanced pricing.

     The number of eight-inch equivalent wafers shipped increased from 156,500 (adjusted to exclude the terminated print-head business) for the three months ended June 30, 1999 to 226,200 for the three months ended June 30, 2000. The increase was primarily due to higher shipments of wafers to customers in the networking and related communications markets.

     Average selling price also contributed to the improvement in net revenue. Average selling price increased from $1,007 per wafer (adjusted to exclude the terminated print-head business) for three months ended June 30, 1999 to $1,200 per wafer for the three months ended June 30, 2000. Average selling price improved as a result of customer and product mix enrichment and enhanced pricing.

     Cost of revenue and gross profit. Cost of revenue increased 36.8% from $129.1 million in the three months ended June 30, 1999 to $176.6 million in the three months ended June 30, 2000, principally due to the increase in production volumes. Gross profit was $94.8 million, or 34.9% of net revenue, up from $34.8 million, or 21.2% of net revenue, in the same quarter a year ago, driven primarily by higher revenue and lower unit costs.

     Research and development expenses. Research and development expenses increased by 63.8% from $10.9 million in the three months ended June 30, 1999 to $17.8 million in the three months ended June 30, 2000 primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system level integration.

     Fab start-up costs. As a result of the amendment in 1999 to the strategic alliance agreement with Agilent Technologies Europe B.V. and EDB Investments Pte Ltd, the Company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs for the three months ended
June 30, 2000 were primarily related to the start-up costs at CSP and to a lesser extent at Fab 7.

     Sales and marketing expenses. Sales and marketing expenses decreased by 26.9% from $10.5 million in the three months ended June 30, 1999 to $7.7 million in the three months ended June 30, 2000.

     General and administrative expenses. General and administrative expenses increased by 84.9% from $12.4 million in the three months ended June 30, 1999 to $22.9 million in the three months ended June 30, 2000 due primarily to increased staffing and other payroll related expenses.

     Equity in loss of CSP. Prior to October 1, 1999, CSP was accounted for using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $3.3 million in the three months ended June 30, 1999 (the period of time during which CSP was accounted for using the equity method).

     Equity in income (loss) of SMP. Our share of the loss in SMP was $6.2 million for the three months ended June 30, 1999. SMP recorded net income for the first time during the three months ended June 30, 2000. As a result of SMP's profitability, our share of the income of SMP for the three months ended June 30, 2000 was $0.2 million.

     Interest income. Interest income increased substantially from $0.5 million in the three months ended June 30, 1999 to $13.0 million in the three months ended June 30, 2000. The increase was due to interest earned from cash proceeds from our initial public offering in October 1999 and our follow-on offering in May 2000 which were placed in fixed deposits.

     Interest expense. Interest expense decreased from $4.5 million in the three months ended June 30, 1999 to $4.1 million in the three months ended June 30, 2000 due to higher interest capitalization as a result of capacity expansion.

     Exchange gain (loss). We recognized an exchange loss of $0.5 million in the three months ended June 30, 1999 and a gain of $2.3 million in the three months ended June 30, 2000, due primarily to currency fluctuations between the U.S. dollar against the Singapore dollar and the Japanese Yen.

     Income tax (expense) benefit. Our income tax benefit for the three months ended June 30, 1999 was $0.5 million compared to an expense of $4.2 million for the three months ended June 30, 2000. The higher income tax expense was primarily the result of taxes payable on the increase in interest income.

     Minority interest in loss of CSP. The minority interest in loss of CSP of $10.3 million for the three months ended June 30, 2000 resulted from the consolidation of CSP as a subsidiary from October 1, 1999.


Six months ended June 30, 1999 and June 30, 2000

     Net revenue. Net revenue increased 73.0% from $294.7 million in the six months ended June 30, 1999 to $509.8 million in the six months ended June 30, 2000. The significant increase in revenue was due primarily to higher shipments, improved customer and product mix, and enhanced pricing.

     The number of eight-inch equivalent wafers shipped increased from 291,600 (adjusted to exclude the terminated print-head business) in the six months ended June 30, 1999 to 436,400 in the six months ended June 30, 2000, an increase of 144,800 or 49.7%. The increase was primarily due to higher shipments of wafers to customers in the networking and related communications markets.

     Average selling price also contributed to the improvement in net revenue. Average selling price increased from $965 per wafer (adjusted to exclude the terminated print-head business) in the six months ended June 30, 1999 to $1,168 per wafer in the six months ended June 30, 2000. Average selling price improved as a result of customer and product mix enrichment and enhanced pricing.

     Cost of revenue and gross profit. Cost of revenue increased 33.8% from $247.3 million in the six months ended June 30, 1999 to $330.9 million in the six months ended June 30, 2000, principally due to the increase in production volumes. Gross profit for the six months ended June 30, 2000 was $178.9 million, or 35.1% of net revenue, up from $47.5 million for the six months ended June 30, 1999, or 16.1% of net revenue, driven primarily by higher revenue and lower unit costs.

     Research and development expenses. Research and development expenses increased by 53.0% from $23.0 million for the six months ended June 30, 1999 to $35.1 million for the six months ended June 30, 2000 primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system level integration. As a percentage of net revenue, research and development expenses declined from 7.8% for the six months ended June 30, 1999 to 6.9% for the six months ended June 30, 2000.

     Fab start-up costs. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe B.V. and EDB Investments Pte Ltd, the Company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs for the six months ended June 30, 2000 were primarily related to the start-up costs at CSP and to a lesser extent at Fab 7.

     Sales and marketing expenses. Sales and marketing expenses decreased by 17.4% from $20.6 million for the six months ended June 30, 1999 to $17.0 million for the six months ended June 30, 2000. As a percentage of net revenue, sales and marketing expenses declined from 7.0% for the six months ended June 30, 1999 to 3.3% for the six months ended June 30, 2000.

     General and administrative expenses. General and administrative expenses increased 69.3% from $22.7 million for the six months ended June 30, 1999 to $38.4 million for the six months ended June 30, 2000, due primarily to higher administrative headcount to support increased operating activities which resulted in higher payroll and staff related expenses. As a percentage of net reveune, general and administrative expenses declined marginally from 7.7% for the six months ended June 30, 1999 to 7.5% for the six months ended June 30, 2000.

     Equity in loss of CSP. Prior to October 1, 1999, CSP was accounted for using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $5.9 million for the six months ended June 30, 1999 (the period of time during which CSP was accounted for using the equity method).

     Equity in income (loss) of SMP. Our share of the loss in SMP was $12.1 million in the six months ended June 30, 1999 and $2.0 million in the six months ended June 30, 2000. The reduction in our share of the loss in SMP was due to improved operating results in SMP for the three months ended June 30, 2000.

     Other income. Other income increased from $0.7 million in the six months ended June 30, 1999 to $2.6 million in the six months ended June 30, 2000 mainly due to compensation from one of our customers for a shortfall in capacity utilization.

     Interest income. Interest income increased substantially from $1.2 million in the six months ended June 30, 1999 to $20.8 million in the six months ended June 30, 2000. The increase was due to interest earned from cash proceeds from our initial public offering in October 1999 and our follow-on offering in May 2000 which were placed in fixed deposits.

     Interest expense. Interest expense decreased from $9.1 million in the six months ended June 30, 1999 to $7.8 million in the six months ended June 30, 2000 due to higher interest capitalization as a result of capacity expansion.

     Exchange gain (loss). We recognized an exchange gain of $5.1 million in the six months ended June 30, 1999 and $4.1 million in the six months ended June 30, 2000 due primarily to currency fluctuations between the U.S. dollar against the Singapore dollar and the Japanese Yen.

     Income tax (expense) benefit. Our income tax benefit for the six months ended June 30, 1999 was $0.2 million compared to an expense of $8.0 million for the six months ended June 30, 2000. The higher income tax expense was primarily the result of taxes payable on the increase in interest income.

     Minority interest in loss of CSP. The minority interest in loss of CSP of $16.8 million for the six months ended June 30, 2000 resulted from the consolidation of CSP as a subsidiary from October 1, 1999.


LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2000, our principal sources of liquidity included
$1,005.3 million in cash and cash equivalents and $291.9 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

     Net cash provided by operating activities totaled $270.8 million for the six months ended June 30, 2000 and $95.8 million for the six months ended June 30, 1999. The $270.8 million of net cash generated from operating activities for the six months ended June 30, 2000 was mainly attributable to improved net income and an increase in accrued operating expenses.

     Net cash used in investing activities totaled $503.8 million for the six months ended June 30, 2000 and $114.7 million for the six months ended June 30, 1999. Our investing activities have consisted primarily of capital expenditures totaling $486.0 million for the six months ended June 30, 2000 and $89.8 million for the six months ended June 30, 1999. Capital expenditures consisted principally of the purchase of semiconductor equipment for the equipping of our fabs as well as construction costs for Fab 7.

     Net cash provided by financing activities totaled $693.7 million for the six months ended June 30, 2000. Cash generated from financing activities for the six months ended June 30, 2000 was principally from the cash proceeds from our follow-on offering in May 2000 and long term borrowings incurred to finance the capital expenditures at CSP, partly offset by the return of customer deposits and the repayment of loans. Net cash used in financing activities totaled
$33.5 million for the six months ended June 30, 1999. The cash outflow from financing activities for the six months ended June 30, 1999 was principally due to the return of customer deposits and the repayment of loans.


INVESTMENT IN SMP

     The investment in SMP as of December 31, 1999 and June 30, 2000 consisted of the following:

                                                           AS OF
                                                ----------------------------
                                                DECEMBER 31,        JUNE 30,
                                                    1999              2000
                                                ------------       ---------
                                                (IN THOUSANDS OF US DOLLARS)

Cost                                                $ 85,175       $ 105,417
Share of retained post-formation loss                (38,139)        (40,166)
                                                    --------       ---------
                                                    $ 47,036       $  65,251
                                                    ========       =========

     The Company accounts for its 49% investment in SMP using the equity method. Under the terms of the strategic alliance agreement, the Company is committed to making an equity investment in SMP of up to $122.2 million, of which $105.4 million had been invested as of June 30, 2000. The balance of $16.8 million was invested in July 2000.

     Under the strategic alliance agreement with the majority shareholder of SMP, in arriving at the share of net income attributable to the Company, the Company is entitled to the margins from sales to customers directed to SMP by the Company, after deducting a 49% share of the overhead costs of SMP. Accordingly, SMP's net results are not expected to be shared in the same ratio as the equity holding. The Company accounts for its due share of SMP's net results in accordance with the terms of the strategic alliance agreement.

     SMP recorded net income in the quarter ended June 30, 2000.

     Shown below is summarized financial information for SMP.


                                                     AS OF
                                         -----------------------------
                                         DECEMBER 31,         JUNE 30,
                                             1999               2000
                                         ------------         --------
                                         (IN THOUSANDS OF US DOLLARS)

Current assets                               $ 40,495         $ 52,211
Property, plant and equipment                 300,556          476,687
Current liabilities                            52,821          100,495
Long term debt                                187,000          290,000
Shareholders' equity                          101,230          138,403




                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                        JUNE 30,                JUNE 30,
                                     1999       2000        1999       2000
                                   --------    -------    --------    -------
Net revenue                        $  3,512    $47,004    $  3,512    $81,505
Gross profit (loss)                 (10,762)     6,865     (10,762)     5,610
Operating profit (loss)             (11,894)     3,877     (23,694)     2,068
Net profit (loss)                   (12,680)       457     (24,594)    (4,140)


     SMP has a term loan facility of $445 million with several banks and financial institutions for capital expenditures, equipment and operating costs. As of June 30, 2000, $290 million from Tranche A had been drawn on this facility. The loan matures on March 17, 2005 and bears interest at a margin rate of 1% to 1.35% above LIBOR (depending on the debt to equity ratio). Interest is payable quarterly and principal is payable in seven equal semi-annual installments commencing March 17, 2002 (for Tranche A of $300 million) and December 3, 2002 (for Tranche B of $145 million). Borrowings under this facility are secured by a debenture, giving the holder thereof, a first floating charge on all of the SMP's assets.


Item 3.  Quantitative and Qualitative Disclosures About Market Risk

     For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quantitative and Qualitative

Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 20, 2000, which is incorporated herein by reference.


                           PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

    The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2.  Changes in Securities and Use of Proceeds

    As of June 30, 2000, of the net proceeds from our initial public offering, approximately $47.9 million has been used for an equity injection in CSP, $20.2 million has been used for an equity injection in SMP and $182.5 million has been used for capital expenditures. The remaining proceeds are invested in various time deposits with institutions.


Item 3.  Defaults Upon Senior Securities.

    None.


Item 4.  Submission of Matters to a Vote of Security Holders.

    On May 25, 2000, the Company held its annual shareholders' meeting at which the following matters were duly approved:

1)   Adoption of the Audited Accounts of the Company for the year ended
     December 31, 1999, including the reports of the Directors and the Auditors.

2a) Re-election of Ms. Ho Ching, Messrs. Lim Ming Seong and Sum Soon Lim pursuant to Article 94 of the Company's Articles of Association.

2b) Re-election of Dr. Tsugio Makimoto pursuant to Article 99 of the Company's Articles of Association.

3a) Re-appointment of Mr. Aubrey C. Tobey pursuant to Section 153(6) of the Singapore Companies Act, Chapter 50.

3b) Re-appointment of Dr. James H. Van Tassel pursuant to Section 153(6) of the Singapore Companies Act, Chapter 50.

3c) Re-appointment of Mr. Charles E. Thompson pursuant to Section 153(6) of the Singapore Companies Act, Chapter 50.

4) Re-appointment of KPMG as the Company's Auditors and authorization of the Board of Directors to fix their remuneration.

5) Approval of Directors' fees up to $750,000 for the year ended December 31, 1999.

6a) Authorization of the Board of Directors to issue shares in the capital of the Company.

6b) Authorization of the Board of Directors to create and issue securities and to issue shares in connection therewith in the capital of the Company.

6c) Authorization of the Board of Directors to offer and grant options and to issue additional shares in the capital of the Company pursuant to the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999.


Item 5.  Other Information

     Effective July 31, 2000, the Company, Lucent Technologies Inc. and Lucent Technologies Microelectronics Pte Ltd entered into an agreement to jointly develop 0.12um, 0.10um and 0.08um CMOS logic process technologies.


Item 6.  Exhibits and Reports on Form 6-K


(a)  Exhibits

     *10.1 Joint Development Agreement for Process Technologies effective as of July 31, 2000 by and between the Company, Lucent Technologies Inc. and Lucent Technologies Microelectronics Pte Ltd.


(b)  Reports on Form 6-K

     During the quarter ended June 30, 2000, the Company filed the following current reports on Form 6-K:

     1. On April 7, 2000, we filed a Form 6-K to report the announcement of our unaudited preliminary results for the quarter ended March 31, 2000 and the filing of a registration statement on Form F-1 for a global offering of ordinary shares, directly or in the form American Depositary Shares.

     2. On April 14, 2000, we filed a Form 6-K to file the proxy statement to our shareholders for the annual shareholders' meeting to be held on May 25, 2000.

     3. On April 17, 2000, we filed a Form 6-K to report the announcement of the postponement of the global offering we had announced on April 6, 2000.

     4. On May 15, 2000, we filed a Form 6-K to report our quarterly information for the quarter ended March 31, 2000.

     5. On May 25, 2000, we filed a Form 6-K to report the exercise of share options and the sale of ordinary shares by the Company's President and Chief Executive Officer, Barry Waite, as reported to the Singapore Exchange Securities Trading Limited.

--------
* Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

     6. On May 31, 2000, we filed a Form 6-K to report the sale of ordinary shares by the Company's Senior Vice-President and Chief Financial Officer, Chia Song Hwee, as reported to the Singapore Exchange Securities Trading Limited.

     7. On June 30, 2000, we filed a Form 6-K to report the announcement of our anticipation that our revenue and profits for the second quarter ending June 30, 2000 would be above expectations.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 14, 2000




                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ Barry Waite
                                             -----------------------------------
                                             Name:  Barry Waite
                                             Title: President and
                                                    Chief Executive Officer


                                             By: /s/ Chia Song Hwee
                                             -----------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President and
                                                    Chief Financial Officer

                                  EXHIBIT INDEX

*10.1 Joint Development Agreement for Process Technologies effective as of July 31, 2000 by and between the Company, Lucent Technologies Inc. and Lucent Technologies Microelectronics Pte Ltd.








































































------------
* Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.